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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 5)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        CABLEVISION SYSTEMS CORPORATION
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                                (Name of Issuer)

      CABLEVISION NY GROUP CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE RAINBOW MEDIA GROUP CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                  12686C 10 9
                                   12686C 844
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                                 (CUSIP Number)

                            MARILYN J. WASSER, ESQ.
                      VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, NJ 07920
                                 (908) 221-2000

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 23, 2001
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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1              NAME OF REPORTING PERSON
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               I.R.S. IDENTIFICATION NUMBER NOS. OF ABOVE PERSON

                        AT&T CORP.
                        I.R.S. IDENTIFICATION NO. 13-4924710

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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)    [  ]
                                                                  (b)    [  ]
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3              SEC USE ONLY                                              [  ]
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4              SOURCE OF FUNDS

                        Not Applicable
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
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6              CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEW YORK
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         NUMBER OF           7        SOLE VOTING POWER

          SHARES                      CABLEVISION NY GROUP CLASS A
                                      COMMON STOCK:                  29,790,887*
       BENEFICIALLY                   RAINBOW MEDIA GROUP CLASS A
                                      COMMON STOCK:                  24,471,086*
         OWNED BY

           EACH              8        SHARED VOTING POWER

         REPORTING                    CABLEVISION NY GROUP CLASS A
                                      COMMON STOCK:                           0
       PERSON WITH:                   RAINBOW MEDIA GROUP CLASS A
                                      COMMON STOCK:                           0

                             9        SOLE DISPOSITIVE POWER

                                      CABLEVISION NY GROUP CLASS A
                                      COMMON STOCK:                  29,790,887*
                                      RAINBOW MEDIA GROUP CLASS A
                                      COMMON STOCK:                  24,471,086*
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                             10       SHARED DISPOSITIVE POWER

                                      CABLEVISION NY GROUP CLASS A
                                      COMMON STOCK:                           0
                                      RAINBOW MEDIA GROUP CLASS A
                                      COMMON STOCK:                           0
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11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                        CABLEVISION NY GROUP CLASS A
                        COMMON STOCK:                                29,790,887
                        RAINBOW MEDIA GROUP CLASS A
                        COMMON STOCK:                                24,471,086
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12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      [  ]
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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        CABLEVISION NY GROUP CLASS A COMMON STOCK:       22.4%**
                        RAINBOW MEDIA GROUP CLASS A COMMON STOCK:        33.9%**

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14             TYPE OF REPORTING PERSON

                        CO
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*  Subject to the Stockholders Agreement (See Item 6).

** Each share of the Issuer's Cablevision NY Group Class B Common Stock ("Class B Stock") is entitled to 10 votes per share, each share of Rainbow Media Group Class B Common Stock is entitled to 5 votes per share, each share of Cablevision NY Group Class A Common Stock ("Class A Stock") is entitled to one vote per share, and each share of Rainbow Media Group Class A Common Stock is entitled to 1/2 of a vote per share. Holders of Class B Stock, Rainbow Media Group Class B Common Stock, Class A Stock and Rainbow Media Group Class A Common Stock vote together as a single class, except for the election of directors. With respect to the election of directors and subject to certain conditions, holders of Class A Stock and Rainbow Media Group Class A Common Stock vote together as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board. For all other issues, when the classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 6% of the voting power of the Issuer (See Items 1 and 5).

         This Amendment No. 5 filed by AT&T Corp. ("AT&T") amends the Schedule 13D filed on March 19, 1999, as amended by Amendment No. 1 filed on December 15, 2000, Amendment No. 2 filed on April 9, 2001, Amendment No. 3 filed on June 13, 2001, and Amendment No 4 dated August 8, 2001 relating to AT&T's ownership of the stock of Cablevision Systems Corporation, a Delaware corporation. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D as previously amended.

Item 4.       Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

         On October 17, 2001, AT&T and two wholly-owned subsidiaries entered into an underwriting agreement (the "Underwriting Agreement") for the sale, in an underwritten public offering, of 19,151,285 Class A Stock at $36.05 per share, less underwriting discount, fees and expenses. A Registration Statement on Form S-3 was filed with the Securities and Exchange Commission and, as subsequently amended, was declared effective on October 17, 2001. The sale was consummated on October 23, 2001.

         Also on October 17, 2001, in connection with an underwritten offering of certain exchange securities issued by a trust not affiliated with AT&T (the "Exchange Trust"), AT&T and two wholly-owned subsidiaries entered into an underwriting agreement (the "Trust Underwriting Agreement") relating to the offering of exchange securities by the Trust.

         Pursuant to the Underwriting Agreement and the Trust Underwriting Agreement, AT&T has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Class A Stock for a period of 180 days following the consummation of the offering.

         On October 23, 2001, in connection with the offering of exchange securities by the Trust, two wholly-owned subsidiaries of AT&T (the "AT&T Subs") each entered into a contract with the Trust (the "Contracts") relating to the disposition, in the aggregate, of not fewer than 22,064,844 nor more than 26,918,195 Class A Stock (the "Shares") or the cash value of such number Shares held by the AT&T Subs. The Contracts require the AT&T Subs to deliver to the Exchange Trust on November 15, 2004 (subject to their right to extend such date, under certain circumstances, to February 15, 2005) (the "Exchange Date"), a number of Class A Stock equal to the maximum amount of Shares multiplied by the Exchange Rate, or the cash equivalent value of that number of shares of Class A Stock at that time. The Exchange Rate is equal to (i) if the Exchange Price (as defined in the Contracts) of the Class A Stock is equal to or greater than $43.981 per share (the "Threshold Appreciation Price"), 0.8197, (ii) if the Exchange Price is less than the Threshold Appreciation Price but equal to or greater than $36.05 per share (the "Initial Price"), an amount equal to the Initial Price divided by the Exchange Price and (iii) if the Exchange Price is less than the Initial Price, 1.0, subject in each case to certain antidilution adjustments.

         The offering of the exchange securities by the Trust was consummated on October 23, 2001 and at that time the AT&T received $756,985,269.68 under the Contracts, representing the purchase price before expenses.

         Also on October 23, 2001, the AT&T Subs entered into two Collateral Agreements (the "Collateral Agreements") with the Trust and the Bank of New York, as Collateral Agent, to secure their obligations under the Contracts. The Collateral Agreements require the AT&T Subs to pledge, in the aggregate, the maximum amount of Shares, subject to the right to substitute collateral consisting of U.S. Government Securities or Cash Equivalents with an equal or greater value.

         Prior to the delivery of the Shares on the Exchange Date AT&T, through the AT&T Subs, retains the right to vote the Shares and receive dividends and other distributions on the Shares. The occurrence of certain defaults under the Contracts would cause the acceleration of the Contracts and require delivery of the Shares (or other eligible collateral), cash or a combination thereof, prior to the Exchange Date. Under the Contracts, AT&T retains an interest in appreciation, if any, in the market price of the Class A Stock above (but will not realize a decline, in any, in the market price of the Class A Stock below) the Initial Price.

         The foregoing descriptions of the Underwriting Agreement, the Trust Underwriting Agreement, the Forward Contracts and the Collateral Agreements are qualified in their entirety by reference to copies of the full agreements, which are included herewith as Exhibits 1 through 4 and are specifically incorporated by reference herein.


Item 5.

         The third sentence of paragraph (a) of Item 5 is hereby deleted in its entirety and replaced with the following.

         See Items 11 and 13 of the cover pages for the aggregate number and percentage of Cablevision NY Group Class A Common Stock and Rainbow Media Group Class A Common Stock owned by AT&T. Such figures include all the Cablevision NY Group Class A Common Stock subject to the Contracts described in Item 4.

Item 7.       Material To Be Filed As Exhibits.

     1.   Underwriting Agreement, dated October 17, 2001.

     2.   Trust Underwriting Agreement, dated October 17, 2001.

     3. Forward Contract Agreement between AT&T Broadband CSC Holdings, Inc. and Equity Securities Trust I dated October 23, 2001; Forward Contract Agreement between AT&T Broadband CSC II, Inc. and Equity Securities Trust I dated October 23, 2001.

     4. Collateral Agreement among AT&T Broadband CSC Holdings, Inc., Bank of New York and Equity Securities Trust I dated October 23, 2001; Collateral Agreement among AT&T Broadband CSC II, Inc., Bank of New York and Equity Securities Trust I dated October 23, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2001

                                                     AT&T CORP.

                                                     By:     /s/  Robert S. Feit
                                                          ----------------------
                                                     Name:  Robert S. Feit
                                                     Title: Authorized Signatory

                               INDEX OF EXHIBITS


     1.   Underwriting Agreement, dated October 17, 2001.


     2.   Trust Underwriting Agreement, dated October 17, 2001.

     3. Forward Contract Agreement between AT&T Broadband CSC Holdings, Inc. and Equity Securities Trust I dated October 23, 2001; Forward Contract Agreement between AT&T Broadband CSC II, Inc. and Equity Securities Trust I dated October 23, 2001.

     4. Collateral Agreement among AT&T Broadband CSC Holdings, Inc., Bank of New York and Equity Securities Trust I dated October 23, 2001; Collateral Agreement among AT&T Broadband CSC II, Inc., Bank of New York and Equity Securities Trust I dated October 23, 2001.